UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 11-K
____________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 001-16707
______________________________________________________________________________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Financial Statements and Exhibits

(a)Financial Statements for the Year Ended December 31, 2023, and Independent Registered Public Accounting Firm's Report.

(b)The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)Exhibits
(1)Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

The Prudential Employee Savings Plan
Table of Contents
December 31, 2023 and 2022

Page

Independent Auditor's Report	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2023 and December 31, 2022
(Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023
(Modified Cash Basis)	4

Notes to Financial Statements	5

Supplemental Information*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2023 and 2022, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2023, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

80 Pine Street
New York, NY 10005
T +1 212 709 4500
F +1 212 709 4680
mitchelltitus.com

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Mitchell & Titus, LLP

New York, New York
June 21, 2024

The Prudential Employee Savings Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2023 and 2022

	2023	2022
Assets:
Investments at fair value (See Note 3)	$5,956,024,014	$3,052,812,734
Investments at contract value (See Note 4)	3,669,555,215	3,976,908,757
Interest in master trusts at fair value (See Note 5)
Prudential Financial, Inc. Master Trust	763,405,070	720,164,061
Prudential Defined Contribution Master Trust	—	2,016,992,273
Total investments	10,388,984,299	9,766,877,825
Notes receivable from participants	32,193,147	30,864,437
Net assets available for benefits	$10,421,177,446	$9,797,742,262
The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2023

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$855,341,720
Interest and dividend income	135,903,339
Net investment gain of Plan's interest in Prudential Financial, Inc. Master Trust (See Note 5)	77,901,310
Net investment gain of Plan's interest in Prudential Defined Contribution Master Trust (See Note 5)	46,003,334
Total investment income	1,115,149,703

Interest income on notes receivable from participants	1,782,786

Contributions:
Employee	224,450,546
Employer	83,844,832
Rollover	61,286,353
Total contributions	369,581,731
Total additions	1,486,514,220

Deductions from net assets:
Benefits paid to participants	875,389,892
Administrative expenses	2,852
Total deductions	875,392,744
Net increase	611,121,476

Transfer from Assurance Savings Plan (See Note 1)	12,313,708

Net assets available for benefits:
Beginning of year	9,797,742,262
End of year	$10,421,177,446

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

1.    Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents and Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. Each eligible employee may enroll in the Plan at any time, starting on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective August 1, 2023, the Assurance Savings Plan was merged with and into PESP. The merger of Assurance Savings Plan with and into PESP was implemented in accordance with the applicable requirements of ERISA and Federal income tax rules. The separate trust established for the Assurance Savings Plan was dissolved in connection with the plan merger.

Contributions
Employee contributions: Each year, participants may contribute from 1% to 50% of eligible earnings, as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax contributions), and/or traditional after-tax contributions. Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation, which is characterized as Roth 401(k) and invested in a designated qualified default investment alternative fund until changed by the participant. Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service ("IRS") rules.

Rollover contributions: Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants may also elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Roth In-Plan Rollovers, totaling $4,933,979 in 2023, are included in "Rollover" and "Benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits.

Employer contributions: The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Effective January 1, 2024, employees of Assurance IQ, LLC will be eligible for matching contributions on 50% of their before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Matching contributions are made subject to an employee's satisfaction of applicable eligibility requirements. In addition, the Company may, in its sole discretion, make discretionary contributions in a given plan year to eligible participants.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s matching contributions, and (b) the net earnings of the Plan investment options elected by the participant. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in employer matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated, and participants will be 100% vested in the employer’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be totally disabled for purposes of the Plan if he or she is eligible for long-term disability benefits.

Notes Receivable from Participants
Participants may borrow from their Before-Tax Contributions Account and Rollover Contributions Account a minimum of $500 up to a maximum equal to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan), 50% of their entire vested Plan account balance, or 100% of the value of the sum of the balance of the participant's Before-Tax Contribution Account and Rollover Contributions Account. The loans are secured by the balance in the participant's account.

The loan repayment period may range from one to five years and only one loan is permitted to be outstanding at any time. The loan interest rate, determined quarterly, is set at the prime rate, as defined. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. Special grandfathering rules apply to outstanding loans held by former participants in the Assurance Savings Plan that were transferred to the Plan as part of the plan merger.

Payment of Benefits
When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions, or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can take in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, Roth 401(k) Rollover Contributions Account and Prior Company Matching Contributions Account. Participants who have attained age 59½ can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Contributions Account. Withdrawals are subject to a 10% Federal early distribution tax for participants less than 59½ years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions. Special rules apply to former Assurance Savings Plan participants.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Financial hardship withdrawals are available under the Plan. Participants may apply for a hardship withdrawal without first taking a loan from the Plan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Forfeitures
At December 31, 2023 and 2022, forfeited non-vested amounts totaled $5,081,429 and $3,144,806, respectively. In accordance with IRS Regulations and the Plan document, these amounts will be used to restore non-vested amounts previously forfeited by rehired participants; these amounts will also be used to pay permissible Plan expenses to the extent that the Company has not paid them. Forfeitures may also be used to reduce future employer contributions. As of December 31, 2023 and 2022, the balance in the forfeiture account totaled $3,192,729 and $4,811,231, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at their respective fair value or contract value, which is consistent with U.S. GAAP.

Use of Estimates
The preparation of financial statements in accordance with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value, see Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest, dividend and other income are recorded when received. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when received. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Payment of Benefits
Benefits are recorded when paid.

Expenses
In general, the Company pays the expenses of maintaining the Plan, including recordkeeping fees. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Recently Issued Accounting Pronouncements - Not Yet Adopted
Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). The Plan considers the applicability and impact of all ASU. All ASU were assessed and determined to be not applicable or not material to the Plan.

Subsequent Events
The Plan administrator has evaluated events subsequent to December 31, 2023, and through June 21, 2024, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

3.    Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Registered Investment Companies - are mutual funds registered with the Securities and Exchange Commission. The investments held by the Plan are deemed to be actively traded and the mutual funds are required to publish their daily net asset values ("NAV") and to transact at that price. The Plan values these investments at the closing price reported by the registered investment companies on the reporting date.

Separately Managed Accounts and Short Term - Investments in separately managed accounts are valued using NAV based on the underlying assets comprised of common stock and registered investment companies. The underlying investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. Investments in short-term investment funds, are valued using NAV based on the underlying assets in the fund. The NAV is provided by the trustee, transfer agent or other agent of the fund.

Insurance Company Separate Accounts, Common/Collective Trusts - The Plan values these investments at unit value, which is based on the aggregate fair value of the underlying assets (primarily equity securities and bonds) in relation to the total number of units outstanding. The unit value represents the price at which the participant-directed transactions are affected. Unit value is the equivalent of NAV, which is a practical expedient for estimating the fair value of these investments.

As of December 31, 2023 and 2022, there were no unfunded commitments and the redemption frequency was daily on these investment options. The following summarizes the investor-level redemption restrictions for these investments:

Redemptions
Investment	Restrictions
Insurance company separate accounts	Under severe adverse economic conditions, delay up to 6 months. The real estate separate account may delay up to 12 months, if negative impact on other investor.

Common/collective trusts	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the fund.

For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2023 and 2022:

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Registered investment companies	$153,579,295	$—	$—	$153,579,295

Investments measured at NAV *
Separately managed accounts				1,358,790,956
Insurance company separate accounts				2,985,803,242
Common/collective trusts				1,457,850,521
Total investments, excluding plan interest in master trusts, at fair value				$5,956,024,014

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Registered investment companies	$70,524,428	$—	$—	$70,524,428

Investments measured at NAV *
Insurance company separate accounts				2,497,287,909
Common/collective trusts				485,000,397
Total investments, excluding plan interest in master trusts, at fair value				$3,052,812,734

* The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

4.    Investment Contract with Insurance Company

The PESP Fixed Rate Fund is a traditional fully benefit-responsive guaranteed investment contract with The Prudential Insurance Company of America (“PICA”). PICA maintains the contributions in a general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified crediting rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract but may not be less than 3.50%. The crediting rate is reviewed on a quarterly basis for resetting.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by PICA, represents contributions made under the contract, plus credited earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

5.    Interest in Master Trusts

Prudential Financial, Inc. Master Trust
A portion of the Plan’s investments are in the Prudential Financial, Inc. Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of this master trust are held by Prudential Trust Company (the “Trustee”).

This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This trust’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock.

As of December 31, 2023 and 2022, the Plan’s interest in the net assets of the Prudential Financial, Inc. Master Trust was 100%. The net assets in this master trust are valued at fair value. The Prudential Financial Inc. common stock is valued at the closing price of the shares on the New York Stock Exchange. The other investments are valued using the valuation methodologies described in Note 3. The following tables present the net assets of the Prudential Financial, Inc. Master Trust as of the periods indicated:

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Short term investments	$—	$13,395,166	$—	$13,395,166
Prudential Financial, Inc. common stock	59,266,086	—	—	59,266,086
Prudential Financial, Inc. common stock - Employee Stock Ownership Plan ("ESOP")	690,824,165	—	—	690,824,165
Total	$750,090,251	$13,395,166	$—	$763,485,417

Other miscellaneous payables				(80,347)
Total Prudential Financial, Inc. Master Trust				$763,405,070

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Short term investments	$—	$11,377,226	$—	$11,377,226
Prudential Financial, Inc. common stock	36,659,551	—	—	36,659,551
Prudential Financial, Inc. common stock - Employee Stock Ownership Plan ("ESOP")	671,794,825	—	—	671,794,825
Total	$708,454,376	$11,377,226	$—	$719,831,602

Other miscellaneous receivables				332,459
Total Prudential Financial, Inc. Master Trust				$720,164,061

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (sweeps) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends, if declared on shares of PFI Common Stock, are paid to the ESOP each calendar quarter. An eligible participant may make an election in February of each plan year, to receive a distribution of the cash dividends or to reinvest them in his or her ESOP account. The participant's election will apply to all cash dividends paid to the ESOP in each calendar quarter for the applicable plan year. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase. Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

Prudential Defined Contribution Master Trust
The Prudential Defined Contribution Master Trust was established pursuant to a trust agreement with the Plan and the Assurance Savings Plan, as participating employee benefit plans. The plan sponsor of Assurance Savings Plan (Assurance IQ, LLC) is an affiliate of the Company. The assets of this master trust were held by Prudential Trust Company. As of October 31, 2023, The Prudential Defined Contribution Master Trust was dissolved. The assets of this master trust were reinvested in the underlying existing funds.

The net assets in this master trust were valued using the methodologies described in Note 3 and were comprised of separately managed accounts and common/collective trusts that were measured at net asset value or net unit value (an equivalent of net asset value), which are practical expedients for estimating the fair value of these investments.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

The following table presents the Prudential Defined Contribution Master Trust net assets:

	December 31, 2023		December 31, 2022
	Master Trust Net Assets	Plan's Interest in Master Trust	Master Trust Net Assets	Plan's Interest in Master Trust

Separately managed accounts	$—	$—	$1,205,912,968	$1,205,896,241
Common/collective trusts	—	—	812,845,742	811,096,032
Total	$—	$—	$2,018,758,710	$2,016,992,273

Master Trusts Investment Gains
Investment gains from the master trusts were comprised of the following for the year ended December 31, 2023:

	Master Trusts Total	Plan's Interest in Master Trusts

Net realized and unrealized gains	$87,257,443	$87,042,578
Dividend and other income	36,862,066	36,862,066
Total master trusts investment gains	$124,119,509	$123,904,644

6.    Related Party Transactions

The Prudential Insurance Company of America (or an affiliate) acts as the investment manager for a number of the investment options currently offered by the Plan. The Plan participants can also invest in shares of Prudential Financial Inc., an affiliate of the Company (See Note 5). To the extent a party-in-interest is involved, the transactions in these investments qualify as exempt party-in-interest transactions under ERISA.

7.    Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan administrator and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

9.    Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and notes receivable from participants per the financial statements to Form 5500:

	December 31,
	2023	2022

Net assets available for benefits per the financial statements	$10,421,177,446	$9,797,742,262
Deemed distributions of notes receivable from participants	(567,272)	(593,162)
Net assets per Form 5500	$10,420,610,174	$9,797,149,100

Notes receivable from participants per the financial statements	$32,193,147	$30,864,437
Deemed distributions of notes receivable from participants	(567,272)	(593,162)
Participant loans per Form 5500	$31,625,875	$30,271,275

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500:

	For the Year Ended December 31, 2023
	Per Financial Statements	Adjustment for Deemed Distributions	Total Per Form 5500

Benefits paid to participants	$875,389,892	$(25,890)	$875,364,002

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2023	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Russell 3000 Index Fund F	Insurance Company Separate Account	**	$2,112,713,432
	BlackRock MSCI ACWI Ex-US Index Fund F	Insurance Company Separate Account	**	645,337,767
*	Prudential Retirement Real Estate Fund - 036	Insurance Company Separate Account	**	227,752,043
		Sub-Total		2,985,803,242

	BlackRock US Small Cap Stock Index Fund	Common/Collective Trust	**	572,470,211
*	Prudential Core Conservative Bond Fund of The Prudential Trust Company Collective Trust	Common/Collective Trust	**	394,484,037
*	Prudential High Yield Fund of the Prudential Trust Company Collective Trust	Common/Collective Trust	**	148,796,610
	Wellington Trust Company CIF II International Opportunities Portfolio	Common/Collective Trust	**	165,841,258
	Wellington Trust Company CIF II Diversified Inflation Hedges Portfolio	Common/Collective Trust	**	176,258,405
		Sub-Total		1,457,850,521

*	PGIM Global Total Return Fund Class R6	Registered Investment Company	**	62,587,475
	Vanguard Short-Term Investment-Grade Fund Institutional Shares	Registered Investment Company	**	48,506,275
	Vanguard Cash Reserves Federal Money Market Admiral Shares	Registered Investment Company	**	21,931,041
	DFA Global Allocation 60/40 Portfolio Institutional Class	Registered Investment Company	**	20,554,504
		Sub-Total		153,579,295

*	PESP Fixed Rate Fund	Insurance Company General Account	**	3,669,555,215

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	**	763,405,070

*	Notes receivable from participants	Maturity through 2037 at 3.25% - 9.25%***	**	31,625,875

	Microsoft Corp	Common Stock, shares: 168,742	**	63,453,742
	UnitedHealth Group Inc	Common Stock, shares: 89,068	**	46,891,630
	PGIM Core Ultra Short Bond Fnd	Common Stock, shares: 40,897,343	**	40,897,343
	Monster Beverage Corp	Common Stock, shares: 681,257	**	39,247,216
	Berkshire Hathaway Inc	Common Stock, shares: 102,584	**	36,587,609
	Visa Inc-Class A Shares	Common Stock, shares: 135,584	**	35,299,294
	Alphabet Inc	Common Stock, shares: 229,429	**	32,333,429
	Amazon Com Inc	Common Stock, shares: 206,990	**	31,450,061
	Vertex Pharmaceutical	Common Stock, shares: 74,620	**	30,362,132
	JP Morgan Chase & Co	Common Stock, shares: 170,180	**	28,947,618
	Fiserv Inc	Common Stock, shares: 217,180	**	28,850,191
	NVIDIA Corp	Common Stock, shares: 49,460	**	24,493,581
	Qualcomm Inc	Common Stock, shares: 153,187	**	22,155,436
	Arista Networks Inc	Common Stock, shares: 92,859	**	21,869,223
	Genmab A S SP Adr	Common Stock, shares: 659,889	**	21,010,866
	Emerson Elec Co	Common Stock, shares: 213,871	**	20,816,064
	EOG Resources Inc	Common Stock, shares: 169,356	**	20,483,608
	Ross Stores Inc	Common Stock, shares: 143,860	**	19,908,785
	Netflix.Com Inc	Common Stock, shares: 39,870	**	19,411,906
	Axis Capital Holdings Ltd	Common Stock, shares: 341,254	**	18,895,234

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2023	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Lululemon Athletica Inc	Common Stock, shares: 36,564	**	18,694,808
	Walmart Inc	Common Stock, shares: 117,360	**	18,501,804
	Phillips 66	Common Stock, shares: 137,067	**	18,249,100
	Regeneron Pharmaceuticals	Common Stock, shares: 20,704	**	18,184,116
	Ferguson Plc	Common Stock, shares: 93,260	**	18,005,708
	Fortinet Inc	Common Stock, shares: 304,834	**	17,841,934
	Cencora Inc	Common Stock, shares: 86,070	**	17,677,057
	Meta Platforms Inc	Common Stock, shares: 49,030	**	17,354,659
	Weyerhaeuser Co	Common Stock, shares: 487,464	**	16,949,123
	Elevance Health Inc	Common Stock, shares: 35,190	**	16,594,196
	Copart Inc	Common Stock, shares: 337,490	**	16,537,010
	nVent Electric Plc	Common Stock, shares: 262,999	**	15,540,611
	Comcast Corp	Common Stock, shares: 348,789	**	15,294,398
	Electronic Arts	Common Stock, shares: 111,790	**	15,293,990
	Textron Inc	Common Stock, shares: 188,585	**	15,166,006
	Paccar Inc	Common Stock, shares: 155,277	**	15,162,799
	Roper Inds Inc Ne	Common Stock, shares: 27,535	**	15,011,256
	Otis Worldwide Corp	Common Stock, shares: 158,600	**	14,189,942
	Sherwin Williams	Common Stock, shares: 45,370	**	14,150,903
	Taiwan Semiconductor-SP Adr	Common Stock, shares: 125,198	**	13,020,592
	EPAM Systems Inc	Common Stock, shares: 43,600	**	12,964,024
	Adobe Systems Incorporated	Common Stock, shares: 21,510	**	12,832,866
	Motorola Solutions Inc	Common Stock, shares: 39,407	**	12,337,938
	Intuitive Surgical Inc	Common Stock, shares: 36,299	**	12,245,831
	Lilly Eli and Co	Common Stock, shares: 20,937	**	12,204,596
	Idexx Laboratories	Common Stock, shares: 21,886	**	12,147,824
	Conoco Phillips	Common Stock, shares: 82,491	**	9,574,730
	Bank OZK	Common Stock, shares: 188,080	**	9,372,026
	Dover Corp	Common Stock, shares: 58,320	**	8,970,199
	LKQ Corporation	Common Stock, shares: 181,890	**	8,692,523
	Broadcom Inc	Common Stock, shares: 7,576	**	8,456,710
	Verisk Analytics Inc	Common Stock, shares: 35,020	**	8,364,877
	Championx Corp	Common Stock, shares: 284,997	**	8,324,762
	Wabtec Corp	Common Stock, shares: 61,369	**	7,787,726
	Cadence Design Systems	Common Stock, shares: 26,654	**	7,259,750
	Synopsys Inc	Common Stock, shares: 13,313	**	6,854,997
	Veeva Systems Inc-Class A	Common Stock, shares: 35,001	**	6,738,393
	Builders Firstsource Inc	Common Stock, shares: 39,296	**	6,560,074
	Paycom Software Inc	Common Stock, shares: 31,100	**	6,428,992
	Federal Signal	Common Stock, shares: 57,800	**	4,435,572
	Waters Corp	Common Stock, shares: 12,741	**	4,194,719
	Boise Cascade Co	Common Stock, shares: 32,083	**	4,150,257
	Permian Resources Corp	Common Stock, shares: 304,887	**	4,146,468
	Manhattan Associates Inc	Common Stock, shares: 18,799	**	4,047,801
	Applied Industrial Tech Inc	Common Stock, shares: 23,022	**	3,975,669
	Steven Madden Ltd	Common Stock, shares: 85,298	**	3,582,516
	Blueprint Medicines Corp	Common Stock, shares: 38,147	**	3,518,679

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2023	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Patterson-UTI Energy Inc	Common Stock, shares: 320,124	**	3,457,339
	Summit Materials Inc	Common Stock, shares: 89,325	**	3,435,424
	Minerals Technologies	Common Stock, shares: 47,920	**	3,417,175
	PGIM Core Ultra Short Bond Fnd	Common Stock, shares: 3,282,296	**	3,282,296
	Prestige Consumer Healthcare I	Common Stock, shares: 53,395	**	3,268,842
	Hamilton Lane Inc	Common Stock, shares: 28,668	**	3,252,098
	ASGN Inc	Common Stock, shares: 33,337	**	3,206,019
	Varonis Systems Inc	Common Stock, shares: 66,188	**	2,996,993
	J & J Snack Foods Corp	Common Stock, shares: 17,622	**	2,945,341
	Kadant Inc	Common Stock, shares: 9,938	**	2,785,721
	MYR Group Inc	Common Stock, shares: 18,755	**	2,712,536
	Q2 Holdings Inc	Common Stock, shares: 61,157	**	2,654,825
	Insmed Inc	Common Stock, shares: 85,666	**	2,654,789
	Merit Medical Systems	Common Stock, shares: 34,930	**	2,653,283
	Taylor Morrison Home Corp	Common Stock, shares: 49,211	**	2,625,407
	Kite Realty Group Trust	Common Stock, shares: 114,086	**	2,608,006
	Silicon Laboratories Inc	Common Stock, shares: 19,705	**	2,606,380
	Selective Insurance Group	Common Stock, shares: 25,958	**	2,582,302
	SPS Commerce Inc	Common Stock, shares: 13,112	**	2,541,630
	Amicus Therapeutics Inc	Common Stock, shares: 176,341	**	2,502,279
	Exlservice Holdings Inc	Common Stock, shares: 81,080	**	2,501,318
	Essent Group Ltd	Common Stock, shares: 46,505	**	2,452,674
	Werner Enterprises	Common Stock, shares: 57,815	**	2,449,622
	Casella Waste Systems Inc	Common Stock, shares: 28,277	**	2,416,552
	Yelp Inc	Common Stock, shares: 50,435	**	2,387,593
	Intra Cellular Therapies Inc	Common Stock, shares: 32,536	**	2,330,228
	Old Natl Bancorpind	Common Stock, shares: 137,951	**	2,329,992
	MA-COM Technology Solutions	Common Stock, shares: 23,984	**	2,229,313
	Halozyme Therapeutics Inc	Common Stock, shares: 59,590	**	2,202,446
	St Mary Land & Exploration	Common Stock, shares: 56,393	**	2,183,537
	BRP Group Inc A	Common Stock, shares: 90,604	**	2,176,308
	Transmedics Group Inc	Common Stock, shares: 26,912	**	2,124,164
	ABM Industries Inc	Common Stock, shares: 47,193	**	2,115,662
	Conmed Corp	Common Stock, shares: 19,312	**	2,114,857
	Rapid7 Inc	Common Stock, shares: 36,950	**	2,109,845
	Magnolia Oil & Gas Corp	Common Stock, shares: 98,658	**	2,100,429
	Hub Group Inc - Cl A	Common Stock, shares: 22,750	**	2,091,635
	Malibu Boats Inc A	Common Stock, shares: 38,074	**	2,087,217
	Northwestern Energy Group In	Common Stock, shares: 40,597	**	2,065,981
	Independence Realty Trust In	Common Stock, shares: 134,650	**	2,060,145
	PJT Partners Inc	Common Stock, shares: 20,128	**	2,050,439
	Black Hills Corp	Common Stock, shares: 37,161	**	2,004,836
	WSFS Financial Corporation	Common Stock, shares: 43,562	**	2,000,803
	Sprout Social Inc Class A	Common Stock, shares: 32,413	**	1,991,455
	Cactus Inc Class A	Common Stock, shares: 43,850	**	1,990,790
	Supernus Pharmaceuticals Inc	Common Stock, shares: 68,429	**	1,980,335
	Lantheus Holdings Inc	Common Stock, shares: 31,909	**	1,978,358

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2023	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Quaker Chemical Corp	Common Stock, shares: 8,961	**	1,912,457
	South State Corp	Common Stock, shares: 22,601	**	1,908,654
	Chart Industries Inc	Common Stock, shares: 13,681	**	1,865,131
	Zurn Elkay Water Solutions Cor	Common Stock, shares: 63,198	**	1,858,653
	Four Corners Property Trust	Common Stock, shares: 72,450	**	1,832,985
	Physicians Realty Trust	Common Stock, shares: 137,662	**	1,832,281
	KB Home	Common Stock, shares: 28,974	**	1,809,716
	Valley National Bancorp	Common Stock, shares: 165,449	**	1,796,776
	Columbus Mckinnon Corp	Common Stock, shares: 45,633	**	1,780,600
	NMI Holdings Inc Class A	Common Stock, shares: 59,959	**	1,779,583
	Brinker Intl	Common Stock, shares: 41,090	**	1,774,266
	Workiva Inc	Common Stock, shares: 17,461	**	1,772,815
	WNS Holdings Ltd	Common Stock, shares: 27,773	**	1,755,254
	Ligand Pharmaceuticals	Common Stock, shares: 24,307	**	1,736,006
	Pacific Premier Bancorp Inc	Common Stock, shares: 59,269	**	1,725,321
	Conseco Inc	Common Stock, shares: 61,723	**	1,722,072
	LXP Industrial Trust	Common Stock, shares: 169,391	**	1,680,359
	Spire Inc	Common Stock, shares: 26,841	**	1,673,268
	First Interstate Bancsystem	Common Stock, shares: 54,386	**	1,672,381
	Box Inc	Common Stock, shares: 64,973	**	1,663,959
	Diamondrock Hospitality Co	Common Stock, shares: 177,032	**	1,662,330
	Azenta Inc	Common Stock, shares: 25,382	**	1,653,383
	ESCO Technologies Inc	Common Stock, shares: 13,960	**	1,633,739
	City Holding Co	Common Stock, shares: 14,740	**	1,625,232
	United Community Banks	Common Stock, shares: 55,379	**	1,620,390
	Sun Country Airlines Holding	Common Stock, shares: 102,260	**	1,608,550
	Southwestern Energy	Common Stock, shares: 243,772	**	1,596,707
	Phillips Edison & Company In	Common Stock, shares: 42,102	**	1,535,881
	Independent Bank Corp	Common Stock, shares: 23,025	**	1,515,275
	Wesbanco	Common Stock, shares: 47,743	**	1,497,698
	Kaiser Aluminum	Common Stock, shares: 20,873	**	1,485,949
	Maxlinear Inc	Common Stock, shares: 61,321	**	1,457,600
	Worthington Enterprises Inc	Common Stock, shares: 25,263	**	1,453,886
	First Financial Bancorp	Common Stock, shares: 60,897	**	1,446,304
	Atricure Inc	Common Stock, shares: 39,448	**	1,407,899
	Tecnoglass Inc	Common Stock, shares: 30,032	**	1,372,763
	Cryolife Inc	Common Stock, shares: 76,661	**	1,370,699
	Helen Of Troy Ltd	Common Stock, shares: 11,339	**	1,369,865
	Ameresco Inc Cl A	Common Stock, shares: 42,889	**	1,358,295
	Cushman & Wakefield Plc	Common Stock, shares: 125,395	**	1,354,266
	Instructure Holdings Inc	Common Stock, shares: 49,349	**	1,332,916
	Verint Systems Inc	Common Stock, shares: 48,908	**	1,321,983
	Atkore International Group I	Common Stock, shares: 8,242	**	1,318,720
	Pacific Biosciences Of Calif	Common Stock, shares: 133,565	**	1,310,273
	Neogenomics Inc	Common Stock, shares: 80,965	**	1,310,014
	Arcbest Corp	Common Stock, shares: 10,769	**	1,294,541
	H&E Equipment Services Inc	Common Stock, shares: 24,603	**	1,287,229

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2023	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	IMAX Corp	Common Stock, shares: 84,403	**	1,267,733
	Semtech Corp	Common Stock, shares: 57,287	**	1,255,158
	Pacira Biosciences Inc	Common Stock, shares: 36,466	**	1,230,363
	First Bancorp	Common Stock, shares: 33,202	**	1,228,806
	Jack In The Box	Common Stock, shares: 15,011	**	1,225,348
	Hibbett Sporting Goods Inc	Common Stock, shares: 16,848	**	1,213,393
	Agios Pharmaceuticals Inc	Common Stock, shares: 53,473	**	1,190,844
	Ziff Davis Inc	Common Stock, shares: 17,676	**	1,187,650
	Progress Software	Common Stock, shares: 21,701	**	1,178,364
	Ichor Holdings Ltd	Common Stock, shares: 34,871	**	1,172,712
	Construction Partners Inc	Common Stock, shares: 26,688	**	1,161,462
	Armada Hoffler Properties Inc	Common Stock, shares: 93,679	**	1,158,809
	Allegiant Travel Co	Common Stock, shares: 13,782	**	1,138,531
	YETI Holding Inc	Common Stock, shares: 21,741	**	1,125,749
	Chuy's Holdings Inc	Common Stock, shares: 29,422	**	1,124,803
	Dana Incorporated	Common Stock, shares: 75,141	**	1,097,810
	Huntmans Corp	Common Stock, shares: 43,175	**	1,084,988
	Travere Therapeutics Inc	Common Stock, shares: 119,258	**	1,072,129
	LA-Z Boy Chair	Common Stock, shares: 28,546	**	1,053,918
	Kontoor Brands Inc W I	Common Stock, shares: 16,529	**	1,031,740
	Independent Bank Group Inc	Common Stock, shares: 20,148	**	1,025,130
	Worthington Steel Inc	Common Stock, shares: 36,415	**	1,023,262
	Enterprise Financial Services	Common Stock, shares: 22,573	**	1,007,884
	Willscot Mobile Mini Holding	Common Stock, shares: 21,747	**	967,734
	Sonic Automotive Inc	Common Stock, shares: 15,742	**	884,858
	Omnicell Inc	Common Stock, shares: 23,011	**	865,904
	Apellis Pharmaceuticals Inc	Common Stock, shares: 13,717	**	821,100
	Coherent Corp	Common Stock, shares: 18,733	**	815,447
	RPT Realty	Common Stock, shares: 61,803	**	792,932
	ATN International Inc	Common Stock, shares: 18,349	**	715,061
	Brightview Holdings Inc	Common Stock, shares: 81,261	**	684,218
	Onespaworld Holdings Ltd	Common Stock, shares: 47,276	**	666,592
	Omniab Inc	Common Stock, shares: 100,944	**	622,826
	Clearwater Analytics Hds A	Common Stock, shares: 27,295	**	546,719
	Shockwave Medical Inc	Common Stock, shares: 2,559	**	487,643
	Balchem Corp	Common Stock, shares: 1,747	**	259,866
	Texas Roadhouse Inc	Common Stock, shares: 2,043	**	249,716
		Sub-Total		1,368,062,844

	Interest-bearing Cash		**	1,937,629
	Investment Payable Net		**	(11,209,517)

		Grand Total		$10,420,610,174

*	Party-in-interest.
**	Cost is not required for participant directed investments.
***	Represents range of annual interest rates on outstanding loans.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer The Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

/s/ Joseph Machewirth

Joseph Machewirth
Chairperson of the Prudential Administrative Committee

Dated: June 21, 2024

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-75242) pertaining to The Prudential Employee Savings Plan of our report dated June 21, 2024, with respect to the financial statements and supplemental schedule of The Prudential Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2023.

/s/ Mitchell & Titus, LLP

New York, New York
June 21, 2024